Delaware Group Equity Funds I  NSAR B

Exhibit List

Sub-Item 77D: Policies with respect to
security investments.

On August 16, 2007, the Board of Trustees of
Delaware Group Equity Funds I unanimously voted to approve changes to the investment strategies and policies of Delaware Balanced
Fund (the Fund) to: (1) increase the Funds ability to invest in illiquid securities from 10% to 15% of net assets; (2) broaden the Funds investment authority to invest in swaps of up to 30 years; and (3) permit investments without restriction in loan participations. The changes to the Funds investment strategies and policies are incorporated herein by reference to the supplement dated August 24, 2007 to the Registrants prospectuses for Delaware
Balanced Fund dated February 28, 2007 as filed with the Securities and Exchange Commission on August 24, 2007 (SEC Accession No.
0001137439-07-000382).
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